

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

October 8, 2014

Helena Lee, Esquire
Assistant General Counsel
AIG Life and Retirement
1999 Avenue of the Stars
Los Angeles, CA 90067

      Re: Variable Separate Account and
              FS Variable Separate Account
              Initial Registration Statements on Form N-4
              File Numbers: 333-198223, and 333-198224

Dear Ms. Lee:

The staff has reviewed the above-referenced registration statements, which the Commission received on August 18, 2014. Based on your representation that both filings are substantially the same, except as otherwise noted, our comments below are based on a review of the courtesy copy of the Variable Separate Account filing which you provided (333-198223). These comments apply to the other filing as applicable. Capitalized terms have the same meaning as in the courtesy copy.

1. <u>Cover and Highlights (Pages 1-6)</u>
(a) The Edgar class code should reflect the exact name of the contract as shown on the prospectus cover. In that regard, please explain why USL is added after the name in the FS Variable Separate Account Edgar class code identification or delete the reference.

(b) The paragraphs regarding reading the prospectus and stating where additional information can be found should be moved to the front cover page along with the statement required by Rule 481(b)(1). <u>See</u> Item 1 of Form N-4. You may move the list of investment options to the inside cover page, if there is not enough room on the cover page to list all of the investment options.

(c) Please add disclosure in the "Highlights" section that all material state variations are described in Appendix A.

2. <u>Fee Table (Page 7)</u>
(a) Please reflect the state premium taxes in the actual fee table, rather than in a footnote.

(b) In the Underlying Fund Table (which should be renamed Total Portfolio Operating Expenses), please show the maximum total operating expenses (not net of fees and expenses) in the table and revise footnote 5 to reflect the additional disclosure required by Instruction 19 to Item 3. Instruction 19 to Item 3 states "[a] Registrant may reflect minimum and maximum actual total [portfolio company] operating expenses that include expense reimbursement or fee waiver arrangements in a footnote to the table. If the Registrant provides this disclosure, also disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, or whether it can be terminated at any time at the option of a portfolio company." Also, please note that disclosure of net expenses is permitted only if the expense reimbursement/fee waive arrangements will continue for at least one year after the effective date of the registration statement.

(c) Also, in the Underlying Fund Table, please indicate in the parenthetical that expenses are deducted from Fund assets, rather than the Trust assets.

3. <u>Maximum Expense Example (Page 8)</u>
   (a) Please confirm that the examples reflects the fee waiver only for the duration of the contractual fee waiver (as specified in the to be revised footnote 5).

   (b) In example 2, please revise the caption to read "If you do not surrender or <u>if you</u> annuitize…."

4. <u>Purchasing A Polaris Select Investor Variable Annuity (Page 9)</u>
   In the fourth paragraph, please revise in plain English the language "we further reserve the right to limit the death benefit amount payable in excess of the contract value…." If this means that you reserve the right to terminate the Optional Return of Purchase Payment Death Benefit, please so state. If not, please explain or delete.

5. <u>Page 18</u>
   This page is not included. Please advise if this is a blank page or provide it to the staff for review.

6. <u>Dollar Cost Averaging Program (Page 20)</u>
   Please clarify the disclosure in the second paragraph: "We may also offer DCA Fixed Account source account…." It is not clear when the DCA Fixed Account may be used for transfers into the DCA program.

7. <u>Polaris Portfolio Allocation Program (Page 20-22)</u>
   (a) Please explain why you state that this program "may be offered to you" since it is described in the prospectus. Please also state, if true, that if you select this program, 100% of Purchase Payments must be invested in the program.

   (b) Please explain what will happen to amounts invested in the Polaris program if you exercise your "right to modify suspend or terminate" the program.

8. Select Strategies (Page 22-24)
   (a) If 100% of Purchase Payments must be invested in one Select Strategy, please explain why you included the discussion of what happens if investments are split between strategies.

   (b) Please describe the "Combination Model" identified on page 23.

   (c) Please explain what will happen to amounts invested in the Select Strategies if you exercise your "right to modify suspend or terminate" the program.

9. Return Plus Program (Page 26)
   Please clarify if this program is available for the contracts covered by this prospectus. Otherwise, please delete the disclosure.

10. Voting Rights (Page 26-27)
    In this section, please add disclosure that, as a result of proportionate or mirror voting, the vote of a small number of contract owners can determine the outcome.

11. Free Withdrawal (Page 27)
    (a) Please highlight the disclosure that if a contract owner surrenders the contract in full while withdrawal charges are in effect, the withdrawal charge will also apply to any free withdrawal amounts previously withdrawn.

    (b) Please explain in plain English the "signature guarantee" requirement.

12. Death Benefits (Page 29)
    In the paragraph on page 29 dealing with the calculation and payment of the death benefit, please use the defined term "Good Order," rather than "when we receive all the required paperwork." Also, please identify what due proof of death you will accept, rather than "which may include but is not limited to…."

13. Spousal Continuation (Page 31)
    Please explain in plain English what is meant by the last sentence of the third paragraph regarding how the age of the Continuing Spouse affects any future death benefit.

    (b)Please confirm supplementally that, if and when you exercise the right to modify, suspend or terminate the Spousal Continuation provision, you will supplement the prospectus to reflect this change. Please make the same confirmation regarding the Return Plus Program, the Polaris Portfolio Allocation Program, the Select Strategies, the Systemic Withdrawal Program and any other program where you reserve the right to modify, suspend or terminate.

14. Premium Taxes (Page 33)
    Please specify when you actually deduct this tax.

15. Fixed or Variable Annuity Income Payments (Page 36)
    Please add at the end of the first paragraph that variable payments "fluctuate as described

below."

16. <u>Part C</u>
Copies of actual agreements rather than "the form of" should be filed as Exhibits. <u>See</u> Rule 483.

17. <u>Financial Statements, Exhibits, and Other Information</u>
Financial statements, exhibits, and other required or missing disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

18. <u>Tandy Comment</u>
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the registrant is responsibility for the adequacy and accuracy of the disclosure in the filing; the staff's comments, the registrant's changes to the disclosure in response to the staff's comments or the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve registrant from this responsibility; and
- the registrant may not assert this action or the staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * ** ** * * * * * * * * * * *

Responses to these comments should be made in a letter to me filed on Edgar and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please call me at (202) 551-6922. My fax number is (202) 772-9285 and my email address is samuels@sec.gov. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-4644.

Sincerely,

/s/ Sally Samuel

Sally Samuel
Senior Counsel